SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

March 5, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ada Sarmento
Suzanne Hayes

Re:	Arcus Biosciences, Inc.
Registration Statement on Form S-1
Filed February 16, 2018
File No. 333-223086

Ladies and Gentlemen:

On behalf of Arcus Biosciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 1, 2018 relating to the Company’s Registration Statement on Form S-1 filed on February 16, 2018 (the “Registration Statement”).

On behalf of the Company, we are also electronically filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amended Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of the Amended Registration Statement.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Amended Registration Statement.

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

1200 SEAPORT BOULEVARD, REDWOOD CITY, CA 94063 / PHONE: 650.321.2400 / FAX: 650.321.2800

Securities and Exchange Commission

March 5, 2018

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Significant Judgments and Use of Estimates

Stock-Based Compensation Expense, page 78

1.	Please disclose your equity issuances and related common stock valuations during the period presented, similar to and in agreement with the information provided in your February 20, 2018 letter.

RESPONSE TO COMMENT 1: In response to the Staff’s comment, the Company has disclosed on page 81 of the Amended Registration Statement its equity issuances and related common stock valuations during the period presented, similar to and in agreement with the information provided in our February 20, 2018 letter.

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Please contact the undersigned at (650) 463-5381 or hmayon@gunder.com if you have any questions with respect to this response or the Amended Registration Statement.

Very truly yours,

/s/ Heidi Mayon
Heidi E. Mayon, Esq.